ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

SEC Mail Processing Section
MAY 19 2008
Washington, DC
101

SUPPL

Date: May 8, 2008

ALTAI RESOURCES INC. CLOSED $1.9 MILLION FINANCING

Altai Resources Inc. (ATI-TSX.V) ("Altai" or "Company") is pleased to announce that it has closed a non-brokered private placement subject to the final approval of the TSX Venture Stock Exchange.

The private placement of 2,000,000 common share units at a price of $0.95 per unit has been closed for gross proceeds of $1.9 million. 200,000 units were subscribed by a director of Altai and 200,000 units by a company that is controlled by that Altai director. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.25 per share within a period of 12 months.

The Company may pay a finder's fee of $43,700 on this private placement.

The funds will be used for Altai's exploration programs and for general corporate and working capital purposes.

Altai holds varying interests in a substantial land package consisting of 315,000 acres located about 2 km from the Forest Oil discovery wells. Altai is a majority owner (approximately 62% as of March 31, 2008) and operator of the property totalling 282,317 acres and holds a 8% gross royalty in 33,000 acres in which Talisman has now 100% working interest. The land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy. The underlying prospective Utica Shale extends into Altai's property.

Altai Resources Inc. has been a pioneer in oil and gas exploration in the St. Lawrence Lowlands since it recognized the potential of the area in the late 1980s. With the initial success of Forest Oil and their plans to drill three horizontal wells this year, Altai is well positioned to participate in this new gas opportunity. Since the beginning of 2008, the Company has raised over $5.85 million to boost its working capital and funds for exploration.

The Company is pleased to announce that Maria Au has been appointed as Secretary-Treasurer of Altai with immediate effect. She was the Treasurer of the Company prior to this appointment.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

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